UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            Tops Appliance City, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   890910 10 2
                                 (CUSIP Number)

              c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                             W. Raymond Felton, Esq.
                              99 Wood Avenue South
                                  P.O. Box 5600
                          Woodbridge, New Jersey 07095
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                               September 30, 1999
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ____. (A fee is not required only if the reporting person:

(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            Page 1 of 7 Pages

                                                            SCHEDULE 13D

CUSIP NO. 890910 10 2

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Leslie S. Turchin    Social Security No. ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) ___

   (b) ___


3. SEC USE ONLY


4. SOURCE OF FUNDS*

   Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      ___

   Not Applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

                              7. SOLE VOTING POWER
          NUMBER OF
             SHARES                                    1,137,459
        BENEFICIALLY
          OWNED BY
              EACH
         REPORTING
             PERSON
               WITH                      8.  SHARED VOTING POWER

                                                      0

                            9. SOLE DISPOSITIVE POWER

                                     1,137,459


                                              10.  SHARED DISPOSITIVE POWER

                                                             0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,137,459

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* ___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%

14.  TYPE OF REPORTING PERSON*

     IN

Item 1.  Security and Issuer

     (a) The title of the class of equity securities to which this statement relates is common stock (the "Common Stock",) no par value, of Tops Appliance City, Inc. (the "Company"), which has its principal executive offices at 45 Brunswick Avenue, Edison, New Jersey 08818.

Item 2.  Identity and Background

     (a) This Schedule 13D is being filed by Leslie S. Turchin (the "Reporting Person").

     (b) The business address of the Reporting Person is 45 Brunswick Avenue, Edison, New Jersey 08818

     (c) The Reporting Person is not a director or officer of the Company.

    (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the last five (5) years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

          Not Applicable

Item 4.  Purpose of Transaction

          The  Reporting   Person  intends  to  continue  to  continue  to  hold
securities of the Company, but also may, from time to time, acquire and/or dispose of additional securities of the Company.

          The Reporting Person has no plans or proposals which relate to or would result in:

        (a)  An  extraordinary   corporate   transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

           (b) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

       (c) Any material change in the present capitalization or dividend policy of the Company;

       (d) Any other material change in the Company's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

        (e) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

        (f) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        (g) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (h) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     The Reporting Person is the beneficial owner of 1,137,459 shares of Common Stock which represents approximately 7.7% of the Company's outstanding Common Stock. The Reporting Person has the sole power to vote and to dispose of 1,137,459 of such shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Material to be Filed as Exhibits

     There are no exhibits filed with this Schedule.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 5, 1999                             /s/Leslie S. Turchin
                                                     Leslie S. Turchin


                                                     Leslie S. Turchin
                                                     Name